Filed by:  Kratos Defense & Security Solutions, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act 1934

Subject Company:  SYS

Commission File No.: 001-32397

The following is a transcript of the Kratos Defense & Security Solutions, Inc. company webcast and conference call held on March 27, 2008 regarding topics related to the company’s 2007 fiscal year.

MANAGEMENT DISCUSSION SECTION

Operator:  Ladies and gentlemen, thank you for standing by. Welcome to the Kratos Defense & Security Solutions Fourth Quarter and Full Year 2007 Earnings Conference Call. Your speakers for today are Mr. Eric DeMarco, President and Chief Executive Officer; Ms. Deanna Lund, Senior Vice President and Chief Financial Officer; and Mr. Michael Bayer, Vice President of Investor Relations. At this time all participants are in a listen-only mode. As a reminder, this call is being recorded today, March 27th, 2008.

I will now turn the conference over to Michael Baehr, who will read the company’s warning regarding forward-looking statements. Please go ahead, Mr. Baehr.

Michael Baehr, Vice President of Corporate Communications and Investor Relations

Thank you. Good afternoon and thank you for joining us for this conference call today. With me today are Eric DeMarco, Kratos’ President and Chief Executive Officer; and Deanna Lund, Kratos’ Senior Vice President and Chief Financial Officer. Before we begin the substance of this call, I would like to make some brief introductory comments.

Earlier this afternoon we issued a press release which outlines the topics we plan to discuss today. If anyone has not yet seen a copy of this press release, it is available on Kratos corporate website at www.kratosdefense.com. Additionally, I would like to remind our listeners that this conference call is open to the media and we are providing a simultaneous webcast of this call for the public. A replay of our discussion will be available on the company’s website later today.

During this call, we will discuss some factors that are likely to influence our business going forward. These forward-looking statements may include comments about our plans and expectations of future performance. These plans and expectations are subject to risks and uncertainties which could cause results to differ materially from those suggested by our forward-looking statements. We encourage all of our listeners to review our SEC filings including our most recent Form 10-Q and Form 10-K and any of our other SEC filings for a more complete description of these risks. A partial list of these important risk factors is included at the end of the press release we issued today.

Our statements on this call are made as of today, March 27th, 2008 and the company undertakes no obligation to revise or update publicly any of the forward-looking statements contained herein, whether as a result of new information, future events, changes and expectations or otherwise for any reason.

In today’s call, Mr. DeMarco will make some opening remarks about our financial results as well current trends and opportunities we see in a present federal government funding environment. He will then turn the call over Ms. Lund to discuss our fourth quarter and full fiscal year 2007 financial results. Eric will make some concluding remarks on our plans to grow the business in the months ahead. And we will then open the call up to your questions.

In terms of any comments relating to our recently announced merger agreement with SYS Technologies, I would like to remind everyone that in connection with this transaction, Kratos and SYS plan to file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Kratos and SYS plan to file with the SEC other documents regarding the proposed transaction. Upon approval, the definitive joint proxy statement and prospectus will be mailed to stockholders of Kratos and SYS. We currently expect this transaction to close towards the end of second quarter. I will now turn the call over to Mr. DeMarco.

Eric M. DeMarco, President and Chief Executive Officer

Thank you, Michael. Good afternoon and thank you for joining us. The company has come a long way since the beginning of 2007, and we have accomplished an incredible amount. A summary of the major 2007 transformational activities are documented in the 10-K we filed today. Accordingly, clearly the financial statements we filed today are not representative of Kratos in any way as to what our financial performance will look like going forward.

This is primarily a result of the financial impacts related to the transformation of our company, which as we have previously stated, we hope to have substantially behind us by the end of the first quarter. In 2007, we divested over 200 million in commercial wireless communication business along with approximately 1,200 employees. We are currently in the process of eliminating or reducing the indirect cost infrastructure related to these disposed businesses.

We initiated in the fourth quarter after we completed the sale of the wireless business, our business right-sizing and rationalization plan with the primary objective of reducing costs and setting our company’s go-forward cost infrastructure to be commensurate with the federal government, national and Homeland Security contractor. We hope to have this infrastructure cost reduction exercise substantially completed by the end of the first quarter. We are also currently in the process of rebranding the company as Kratos with virtually all of our stakeholders.

With the Haverstick transaction closing on December 31st of last year, Kratos is expecting to generate in excess of 300 million in revenue for 2008, the vast majority from contracts with the federal government, state local and other government agencies and customers. Once the merger with SYS is completed Kratos will be a business with an approximate $400 million annual run-rate, 2,000 employees, and with the size, critical mass, and resources to credibly pursue and win larger prime contract opportunities in our strategic focus areas. These are weapon systems life cycle support and extension, C5ISR, weapon range and target technical services, missile and rocket test and evaluation, and mission launch services, critical network engineering and advanced information technology solutions, and public safety and security systems integration. This is the business Kratos is in today, and the business which we are focused on building. This is why the financial statements we filed today are in no way reflective of what Kratos is and where we are going.

Although the dust is still settling, and we are still coming clear from residual or collateral items and costs related to 2007’s transformation activities, and the impact of legacy wireless business issues, we believe we are building a unique company with contract vehicles that are in the majority prime in nature, and have been substantially won in full and open competitions.

Accordingly, Deanna and I today will be going through our business, our full year and fourth quarter 2007 accomplishments, and certain financial items in order to clarify the progress Kratos is making.

First, I will start out with the tentative agreement we have reached with the Plaintiffs Council regarding settling the 2004 and 2007 class action securities litigation. As we just recently announced, we have reached a tentative agreement to settle both of these matters for 16.5 million, of which approximately 12.2 million will be covered by our insurance carriers and approximately 4.3 million by Kratos. We are currently in the process of documenting the agreement, after which we will see court approval of the settlement, which is expected. The amount of the payment to be made by Kratos is due to the nature of our insurance policies and negotiations with our insurance carriers. The final settlement of this litigation will be another significant step in ultimately concluding our transformation process.

The estimated Kratos cost of these proposed settlements have been reflected in our fourth quarter and 2007 financial results, which Deanna will explain in her remarks. We are also currently in the process of working to settle the related derivative cases, which we hope to have resolved later this year. The tentative agreement to settle the class action lawsuits is obviously a very positive event for Kratos, as the management distraction and related costs to defend these suits will now wind down in the first quarter and even more so in the second quarter of 2008. Assuming the court approves the settlement terms, and matters are finally settled, which once again we believe will occur, and which will directly positively impact our EBITDA on the second half of this year.

As we have previously stated, we targeted the end of the first quarter to try and have substantially all the material impacts from the legacy WFI issues behind us and this proposed agreement to settle these suits is a major milestone in accomplishing this.

Another very important and positive event for Kratos, as we previously announced, occurred in the fourth quarter with the closing of the acquisition of Haverstick Consulting. This merger has significantly expanded Kratos’ exposure with numerous federal government including very important non-DoD federal government, state government and other customers. These include the United States Air Force, the State of Indiana, the United States Navy, the Departments of Education and Labor, and certain other agencies and commercial customers. We believe the Haverstick operational management team is just outstanding and is both business development and execution focused.

The combined Kratos and Haverstick Organization is already in pursuit of several new opportunities including several opportunities with the Air Force, which of course was a key strategic objective of this merger.

This fourth quarter transaction was an appropriate way for Kratos to complete a pivotal and transformational year, where we completed the disposition of the wireless assets, renamed the company to Kratos and positioned the company to return to profitability once we are clear of the remaining residual items and costs primarily related to the transformation process.

Concurrent with the acquisition of Haverstick, in the fourth quarter we also obtained an $85 million credit facility. This credit facility was obtained not only at the end of a very challenging 2007 for the company, but also during one of the most challenging bank lending environments in recent memory. The ability of Kratos to obtain this credit facility we believe is testimony to Kratos’ pro forma and expected EBITDA or profitability and the viability of Kratos’ business plan and strategy.

From an operational standpoint, during the fourth quarter and throughout 2007, we won several important new contracts and expanded our client base. The following are just some of the key contracts Kratos was awarded, which I believe is very important to go through in some detail here as we leave 2007 and enter 2008, as this is a significant part of Kratos’ business base as we move forward.

A $46 million contract with the United States Army Aviation and Missile Command located at Redstone Arsenal for the Security Assistance Management Directorate to provide life cycle sustainment support for the Missile Systems Division for various weapons systems, which are fielded in over 23 foreign military sales customer locations. Two contracts with the Defense Logistics Agency totaling $10 million to support the Enterprise Telecommunication Network or ETN, which supports over 25,000 government personnel located in over 250 sites worldwide, and the DLAs Path Diversity Project to enhance redundant communications around 12 strategic locations.

A set of contracts with a total potential value of approximately 22 million to support the Defense Contract Management Agency or DCMA, with e-tools and WAN programs for network engineering, technical assistance in designing and implementing a web-based enterprise architecture.

A $13 million contract to support the Electronics Maintenance Group or EMXG at Warner Robbins Air Force Base in Georgia. We obtained ceiling increases of more than 19 million to continue and extend our existing C4I Operation Center work for the Space and Naval Warfare Center or SPAWAR in the Joint Interagency Task Force South – JIATF South. We obtained ceiling increases of more than 20 million to extend our existing aerial and surface targets, operations and maintenance support for the NAWC Pt. Mugu.

We were awarded new business past quarter awards valued at more than 15 million, with SPAWAR JIATF South to provide a range of command and control services and solutions. A $6 million subcontract award to continue our support of Army’s radio frequency and transit visibility or RFITV program, a $5 million contract to support the Command Management System at Hanscom Air Force Base, a $4 million contract with the Naval Undersea Warfare Center, an IDIQ contract with an estimated potential value of 15 million to support the Anti-Terrorism Force Protection or ATFP Assure Project to assist in the procurement, installation and maintenance of various types of equipment at Department of Defense facilities. And finally, with recently acquired Haverstick, two contracts totaling 7.7 million to deliver 17 Oriole Rockets for the Missile Defense Agency and the Naval Surface Weapon Center.

Once again, as I’ve previously noted the vast majority of Kratos contract vehicles are full and open in nature with Kratos having a very limited amount of small business or other set-aside contract work exposure. This adds a level of stability to our contract base and the quality of our backlog.

Additional – excuse me, additionally, Kratos is a prime contractor working directly for the customer agency in the vast majority of engagements. This is also important to contract quality as the risk of being vertically integrated out by a large prime is mitigated. These are critical aspects of our strategy as we continue to build the company going forward.

2007 was also a critical recompete year for Kratos. And I am proud to say that Kratos was successful in winning every major recompete except one, which related to an IT help desk contract vehicle that was bundled into a much larger contract procurement which is common in the industry today. In 2008, Kratos has only one significant recompete which occurs later in this year, in which we believe we are very well positioned for.

Accordingly, as we look ahead into 2008, and coming up a very successful recompete year in 2007, we believe that Kratos’ contract base, including task orders and follow-on contracts is extremely solid. With the balanced book of business in both defense and civilian agencies and with a significant portion of 2008’s federal work already identified.

Our contract base is approximately one-third time material, one-third firm-fixed-price and one-third cost-plus-fixed-fee. Major programs we worked on in the fourth quarter or in 2007 include the following: The United States Army Contract related to Hawk and Chaparral missile systems to provide engineering, technical support, supply support, logistics and manufacturing resources. This contract has a $92 million ceiling and we generated approximately 14 million in revenue in 2007, the contract runs through 2011. A contract with United States Army Aviation and Missile Command to provide engineering and technical support for certain weapon systems. The contract ceiling is undefined with the current funding at 22 million. We generated approximately 8 million in revenue in 2007 and this contract runs through 2010.

A contract with the Naval Undersea Warfare Center to perform work related to submarine C4I Systems upgrades and other systems modernization. This contract is a $30.1 million ceiling and 2007 revenue was approximately 3 million, the contract runs through 2010. A contract with the Space and Naval Warfare Systems Command – JIATF South to provide engineering, technical, and research and development services and solutions. The contract ceiling is 47.8 million and Kratos generated approximately 8 million in revenue on this contract in ‘07. And the contract runs through 2012.

A contract with the United States Army Aviation and Missile Command to provide engineering and technical services, components and other assets to support Sidewinder and Chaparral missiles and other systems. Contract ceiling is 36 million the contract is funded at 36 million. We generated approximately 18 million in revenue on this contract in ‘07 and the contract runs through 2009.

And finally, a contract with the DCMA to develop and maintain software applications and to provide information technology solutions. The contract ceiling is 14 million and we generated approximately 6 million in revenue on the contract. The contract runs through 2010.

As we look to further develop our key areas of differentiation in weapon systems, range and targets O&M, command and control systems, other national security and public safety programs, and with certain non-DoD government customers. We believe our sizeable exposure to high-priority federal government programs will continue to drive our business.

In terms of continuing opportunity, we remained optimistic about the long-term outlook on defense-related spending, federal information technology service spending, and the outsourcing of government contracting services in general. As trends indicate, the federal government continues to increase its reliance on subcontractors with outsourcing representing approximately 85% of its current spending.

As you know, with Haverstick; Kratos is a very strong, non-DoD federal government and state government focused business, which provides information technology and networking solutions. We believe there is more upside for government contractors, such as, Kratos, who provide highly differentiated services with unique past performance qualifications and who maintain a base of non-DoD federal agency focused employees, capabilities, contracts, and contract work with other customers, especially, in the federal IT area. It is our belief that a potential change in administration as a result of the 2008 election should have minimal impact on the fiscal ‘08 budget priorities, with an ongoing need for weapons, systems, life cycle extension, weapons testing, command and control systems, foreign military sales and target and range work.

However, should the administration change? We anticipate a potential reallocation of funds to support federal non-DoD initiatives in our growing base of civilian work with non-DoD agencies positions Kratos to benefit should this occur.

I will now turn the call over to Deanna who will provide more details related to the company’s financial performance.

Deanna Lund, Senior Vice President and Chief Financial Officer

Thank you, Eric, good afternoon. As Eric mentioned and as we have previously stated, we expected fourth quarter and 2007 year-end financial statements and results to be very busy due to the major transformation activities in 2007. However, before I go into details on the financial statement, I will go through certain key fourth quarter and 2007 highlights of the company.

During 2007, we divested our wireless engineering services businesses located in the United States and in Europe, the Middle East and Africa and our wireless network deployment business for a total cash consideration received to date of approximately 57.3 million plus 1.8 million we received from our European operations prior and subsequent to the closing date as payment on outstanding intercompany debt.

These cash proceeds included approximately 21.9 million in cash Kratos received from the sale of an LCC note payable held as a part of the transaction of the engineering sale of which approximately 2.3 million of the proceeds under the LCC note payable were collected in February 2008.

These cash proceeds were redeployed to pay down our then existing debt outstanding related to the MRC acquisition that we made in October 2006 to position Kratos to obtain its new $85 million credit facility and to acquire Haverstick on December 31, 2007, utilizing approximately 69 million for that acquisition.

As Haverstick was acquired on the last day of 2007 no results of Haverstick’s operations including revenues, profits, et cetera are reflected in the income statements we reported today. However, Haverstick’s balance sheet as of December 31st, 2007 is included in the Kratos consolidated balance sheet. We will include Haverstick’s operating results in our income statement beginning on January 1st, 2008. Related to the Haverstick acquisition the integration is well underway with both the Kratos and Haverstick integration teams executing the integration plan, which is currently focused on certain back office functions, information technology, communications, other general and administrative areas, and business development, as Eric previously noted.

On the civil suit litigation proposed settlement agreements for the class action securities litigation that we recently announced, we have reflected a charge of 4.9 million in our fourth quarter 2007 financial results. This charge represents the estimated Kratos’ share of the proposed settlement of the 2004 and 2007 securities class action litigations, which also includes the estimate of potential and yet to be settled contingencies related to the outstanding derivative actions. This fourth quarter charge does not include and other costs incurred in 2008 related to those matters – to these matters or the settlement, which will be recorded in the first quarter of 2008 as incurred in those periods. Accordingly, in 2008, Kratos will continue to incur certain legal and other costs related to these legacy matters until complete settlement and closure is achieved.

As a result of these legal settlements, and the resulting fourth quarter charge, Kratos obtained an amendment and waiver to our credit facility. This amendment and waiver, which will be filed as an 8-K, among other things, waives the impact of the legal settlement amounts on our financial covenants under the credit facility. The amendment also calls for an amendment fee and increase in the LIBOR floor rate of 4.25%, and certain other items.

Key balance sheet and capital structure elements at 12/31/2007 are as follows: cash on hand at 12/31 was 8.6 million; accounts receivable, primarily from the US government and other agencies was 77 million, which includes the Haverstick receivables. Excluding the Haverstick transaction, accounts receivables or days sales outstanding were 101 days, which includes amounts unbilled due to milestone achievements and shipment requirements, particularly on the company’s contracts to provide Chaparral, Hawk and other weapons systems, which are not anticipated to occur until later in 2008, once those systems are delivered and accepted.

Bank debt at 12/31/07 was approximately 75.5 million, including 50 million on our five-year term note, 15.5 million on our line of credit and 10 million subordinated debt. Kratos debt to equity at 12/31/07 was 0.45 to 1, and debt to market cap, including all Haverstick related transaction shares are assumed issued, was 0.40 to 1.

Related to our fourth quarter and fiscal 2007 financial statements, attached to our press release is a schedule of major costs and other non-operational items which I will summarize here.

Stock option investigation costs and related fees of 1.1 million and 14 million for the fourth quarter and the year ended 12/31/07 respectively. Legal and other related costs associated with all litigations, legal settlements, and other matters of 5.8 million and 6.8 million for the fourth quarter and year ended 12/31/07. Charges for asset impairments related to non-core and non-operating businesses of 1.8 million in the fourth quarter and 3 million for the fiscal year. A write off of 1 million of previously deferred financing costs in the fourth quarter and year-to-date as a result of determination of our prior credit facility. A credit of 3.4 million related to the recovery of the assets stolen by the company’s former Stock Option Administrator in 2002 and 2003 are also reflected in our fourth quarter and year-to-date results.

Our fourth quarter results also include costs related to general and administrative costs associated with our disposed businesses which we are in the process of reducing, legal accounting stocks and other related costs which we intend on reducing during 2008; costs related to transition services agreements for certain of our disposed businesses; costs associated with changing the company name to Kratos including branding, Internet communications and various other marketing-related costs.

As you can see from this summary, in the fourth quarter of 2007, there are a number of significant one-time non-recurring costs directly related to the transformation from WFI to Kratos and all of the ancillary or collateral activities that have gone with it.

The good news is that we have completed a significant amount of this cost reduction work in the fourth quarter just ended and we are targeting to be substantially complete by the end of the first quarter of 2008. Barring any unforeseen surprises, we expect to achieve increased GAAP EBITDA profitability in the second quarter of 2008 with increased overall EBITDA profitability in the second half of 2008. Our ultimate objective is that Kratos achieves EBITDA profitability consistent with our comparable industry peer group later on in 2008.

Finally, an update on the previously announced and pending SYS merger. With the filing of our 10-K today, we now expect to file the merger related Form S-4 shortly and we are looking for the transaction to close in the second quarter, pending approval of the joint proxy statement by the SEC and the required shareholder approval. Once the SYS transaction has closed, we will commence integration activities to drive efficiencies and profitability from this transaction.

With that, I’ll turn the call back over to Eric for his final remarks.

Eric M. DeMarco, President and Chief Executive Officer

Thank you, Deanna. In summary, in 2007 we radically transformed the company, and as we enter 2008, we’re a $300 million revenue run rate federal state and local government focused security, engineering, information technology and networking solutions provider.

Once the SYS merger is complete, Kratos will be an approximate $400 million run rate business with the employee base, scale and critical mass to bid in, on and win larger contracts in the prime contractor role. Throughout 2008, with the integration of Haverstick, then the integration of SYS, once that merger is complete, we will continue our right-sizing and rationalization of the business infrastructure in order to reduce G&A, increase efficiencies and improve EBITDA profitabilities.

With Haverstick and then SYS onboard and once our cost reduction and integration efforts are complete, we believe that Kratos can achieve EBITDA margins consistent with those of our comparable industry peers as Deanna noted. Additionally, we are already seeing business development synergy with Haverstick and our combined company is targeting larger contract opportunities in the prime role. We fully expect that once the SYS transaction is closed, this business development collaboration will not only continue but accelerate as we see a number of additional opportunities that once combined we can pursue.

We intend on growing this company top line organically at 5 to 10% per year. And an additional 10 to 15% growth per year through acquisition for a combined, estimated top line growth rate of approximately 15 to 25% annually. As we execute our growth plan, we will strive to achieve, with leverage on our fixed SG&A infrastructure increases in EBITDA rates as well. We plan on utilizing our free cash flow to both grow the business and pay down our debt, positioning Kratos to continue to successfully execute our strategy.

As I mentioned, and as you can clearly see from our business today, we believe that we have accomplished a great deal in ‘07, but it goes without saying, we have a lot of work to do in ‘08. We’re committed to executing our strategic plan as approved by our Board of Directors and as we have summarized for you here today, and we are committed to delivering the maximum value to our shareholders, investors, customers, employees and all other key stakeholders.

We’d now like to open up the call for any questions you may have.

QUESTION AND ANSWER SECTION

Operator:  Thank you. [Operator Instructions] Our first question comes from Mike Crawford with Riley Investment Management.

<Q – Mike Crawford>: Thank you. Eric, what was Haverstick revenues in 2007?

<A – Eric DeMarco>: Haverstick revenues in 2007 was approximately $95 million.

<Q – Mike Crawford>: Okay. And is that growing maybe 5 to 10% organically if you would...?

<A – Eric DeMarco>: Very consistent with our profile.

<Q – Mike Crawford>: Okay. Can you provide a bookings and backlog numbers?

<A – Eric DeMarco>: No. Take a look at our – the filing today, Michael.

<Q – Mike Crawford>: Okay. I’m kind of picking through it right now.

<A – Eric DeMarco>: Okay.

<Q – Mike Crawford>: And then you said there was – you had set of contracts with the DCMA worth 22 million, I think the number was smaller in the release. That was just for one contract. So is that...

<A – Eric DeMarco>: Yeah. And so, and there were some others, yes. So it was a set.

<Q – Mike Crawford>: And then – thanks. The final question is if you can provide a little additional color on the 400 million run rate given SYS is about 80 million, so you’re expecting your current business to kind of pick up about 20 million slack in the first six months? Is that...

<A – Eric DeMarco>: Right. We’re – as I stated, Mike, we are right now with the contract base we have and the book of business we have and where we believe SYS will come out as I’m assuming we close mid-year – somewhere around mid-year in the second half of this year, we think that we can achieve a run rate at that time of about 400 of run rate.

<Q – Mike Crawford>: Okay. Great. Thank you.

<A – Eric DeMarco>: You’re welcome.

Operator:  [Operator Instructions] We’ll hear next from Michael Potter with Monarch Capital.

<Q – Michael Potter>: Hey guys. I’m just trying to get my arms around again the acquisition between the three companies. Have you – since the announcement of the SYS acquisition have you been able to put your fingers on some of the immediate cost savings that you anticipate for 2008?

<A – Eric DeMarco>: Oh, yes, we’ve already moved out with SYS and started putting together an integration plan. Let me give you an example of that. Our corporate headquarters, as you know, is in San Diego. SYS’s corporate headquarters is in San Diego. We have several – it’s four, five, or six facilities between us. We’re going to, as these leases come off, and just coincidentally a vast majority of the leases come off in Q3 of ‘08, Q4 of ‘08 and Q1 of ‘09. We’re going to consolidate facilities, maybe not all into one but into probably two, which is going to result in a significant cost savings and a reduction in rates for the military.

<Q – Michael Potter>: Can you give us – can you quantify what the savings there should be?

<A – Eric DeMarco>: For that – for that it could be depending on the scheme somewhere just alone from 800,000 to $1 million, and that’s gross, not taking into any consideration on cost plus contracts, just gross cash payments. So that’s the type of item that’s in the plan we’re putting together.

<Q – Michael Potter>: Okay. And I don’t know if you mentioned this earlier, but what was the breakdown for Kratos business between Defense, Homeland Security and commercial?

<A – Eric DeMarco>: Right. It’s – the commercial is more, just to be clear, is more public safety oriented and so on the numbers we just reported, it’s approximately, roughly 70:30 or 75:20 – 25 federal government, DoD versus public safety or commercial.

<Q – Michael Potter>: Public safety side also includes municipalities?

<A – Eric DeMarco>: Yes, yes, for what we just reported. And so, with the merger with Haverstick that will skew much more heavily toward federal government versus public safety.

<Q – Michael Potter>: Okay. And when you put in your target is industry margins, I’m assuming that’s somewhere between the 8 to 10% EBITDA range?

<A – Eric DeMarco>: Yes. Yes, sir.

<Q – Michael Potter>: And in what time period do you think those margins are going to begin to materialize?

<A – Eric DeMarco>: We – as Deanne and I tried to communicate, one by one we’re knocking out these final matters, like the legal, the civil suits and now we’re negotiating on the derivative suits to get those knocked out. And so, we’re hopeful no later than next year, but we’re hopeful some time in the second half, depending on how we – if we can wind these down. We’ll wind down everything that we can control. There are a couple of things we just can’t control the timing.

<Q – Michael Potter>: Okay. And one last question. The S-4, do you anticipate that will be filed in the next couple of weeks?

<A – Eric DeMarco>: Yes.

<Q – Michael Potter>: And at that time, will you, and I’m assuming Cliff Cooke hit the road and start talking to some of the institutional investors?

<A – Eric DeMarco>: There is a very large schedule sitting on my desk to do just that, yes.

<Q – Michael Potter>: Okay, terrific. We’ll look forward to seeing you at that time.

<A – Eric DeMarco>: Okay, Michael.

<Q – Michael Potter>: Thanks.

Operator:  And that is all the questions that we have. I’d like to turn the conference back to our speakers for additional or closing remarks.

Eric M. DeMarco, President and Chief Executive Officer

Very good. Thank you very much. We look forward to getting together with you again after we report our first quarter and we’ve made more progress on executing the strategy. Thank you.

Operator:  And that does conclude today’s conference. We thank you for your participation. Have a great day.

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